As filed with the Securities and Exchange Commission on September 16, 2019

Registration No. 333-228998

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Pre-Effective Amendment  ☐

Post-Effective Amendment No. 1  ☒

(Check appropriate box or boxes)

Golub Capital BDC, Inc.

(Exact Name of Registrant as Specified in Charter)

666 Fifth Avenue

18th Floor

New York, NY 10103

(Address of Principal Executive Offices)

(212) 750-6060

(Area Code and Telephone Number)

David B. Golub

Golub Capital BDC, Inc.

666 Fifth Avenue, 18th Floor

New York, NY 10103

(212) 750-6060

(Name and Address of Agent for Service)

Copies to:

Thomas J. Friedmann, Esq.

Eric S. Siegel, Esq.

Dechert LLP

One International Place, 40th Floor

100 Oliver Street

Boston, MA 02110-2605

Telephone: (617) 728-7100

Fax: (617) 426-6567

Approximate Date of Proposed Public Offering: As soon as practicable after this registration statement becomes effective and upon completion of the merger described in the enclosed document.

Calculation of Registration Fee Under the Securities Act of 1933

Title of Securities Being Registered	Amount Being Registered(1)	Proposed Maximum Offering Price per Share of Common Stock	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)(4)
Common Stock, par value $0.001 per share	86,500,000.00 shares	N/A	$1,500,000,000.00	$181,800.00

(1)	The number of shares to be registered represents the maximum number of shares of the registrant’s common stock estimated to be issuable in connection with the merger agreement described in the enclosed document. Pursuant to Rule 416, this registration statement also covers additional securities that may be issued as a result of stock splits, stock dividends or similar transactions.

(2)	Estimated solely for the purpose of calculating the registration fee and computed pursuant to Rule 457(f)(2) under the Securities Act of 1933, as amended, the aggregate offering price of the Common Stock was calculated as follows: (a) 100,000,000.00, the estimated number of Common Stock of Golub Capital Investment Corporation to be exchanged and cancelled for the Registrant’s Common Stock, multiplied by (b) $15.00, the book value per share of the securities.

(3)	Based on a rate of $121.20 per $1,000,000 of the proposed maximum aggregate offering price.

(4)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-14 (File No. 333- 228998) of Golub Capital BDC, Inc. (as amended, the “Registration Statement”) is being filed solely for the purpose of updating certain exhibits to the Registration Statement. Other than Item 16 of Part C of the Registration Statement, no changes have been made to the Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of the facing page, this explanatory note and Part C of the Registration Statement. The other contents of the Registration Statement are hereby incorporated by reference.

PART C

OTHER INFORMATION

Item 15. Indemnification.

As permitted by Section 102 of the DGCL, GBDC has adopted provisions in its certificate of incorporation, as amended, that limit or eliminate the personal liability of its directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to GBDC or its stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for: any breach of the director’s duty of loyalty to GBDC or its stockholders; any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law; any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or any transaction from which the director derived an improper personal benefit. These limitations of liability do not affect the availability of equitable remedies such as injunctive relief or rescission.

GBDC’s certificate of incorporation and bylaws provide that all directors, officers, employees and agents of the registrant shall be entitled to be indemnified by GBDC to the fullest extent permitted by the DGCL, subject to the requirements of the 1940 Act. Under Section 145 of the DGCL, GBDC is permitted to offer indemnification to its directors, officers, employees and agents.

Section 145(a) of the DGCL provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because the person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of any other enterprise. Such indemnity may be against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and if, with respect to any criminal action or proceeding, the person did not have reasonable cause to believe the person’s conduct was unlawful.

Section 145(b) of the DGCL provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of any other enterprise, against any expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section 145(g) of the DGCL provides, in general, that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of any other enterprise, against any liability asserted against the person in any such capacity, or arising out of the person’s status as such, regardless of whether the corporation would have the power to indemnify the person against such liability under the provisions of the law. GBDC has obtained liability insurance for the benefit of its directors and officers.

Each of the Current GBDC Investment Advisory Agreement and the New Investment Advisory Agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, GC Advisors and its officers, managers, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from GBDC for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of GC Advisors’ services under the Current GBDC Investment Advisory Agreement or otherwise as an investment adviser of GBDC.

The Administration Agreement, as assigned, provides that, absent willful misfeasance, bad faith or negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, the Administrator and its officers, managers, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from GBDC for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of the Administrator’s services under the Administration Agreement or otherwise as administrator for GBDC.

Insofar as indemnification for liability arising under the Securities Act may be permitted to directors, officers and controlling persons of GBDC pursuant to the foregoing provisions, or otherwise, GBDC has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by GBDC of expenses incurred or paid by a director, officer or controlling person of GBDC in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, GBDC will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 16. Exhibits.

(1)(a)	Form of Certificate of Incorporation (Incorporated by reference to Exhibit (a)(2) to the Registrant’s Pre-effective Amendment No. 3 to the Registration Statement on Form N-2 (File No. 333-163279), filed on March 24, 2010).
(1)(b)	Certificate of Amendment to Certificate of Incorporation of Golub Capital BDC, Inc. (Incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K (File No. 814-00794), filed on September 4, 2019).
(2)	Form of Bylaws (Incorporated by reference to Exhibit (b)(2) to the Registrant’s Pre-effective Amendment No. 3 to the Registration Statement on Form N-2 (File No. 333-163279), filed on March 24, 2010).
(3)	Not applicable.
(4)(a)	Agreement and Plan of Merger by and among Golub Capital BDC, Inc., Golub Capital Investment Corporation, Fifth Ave Subsidiary Inc., GC Advisors, LLC, and solely for purposes of Section 1.9, Golub Capital LLC, dated as of November 27, 2018 (Incorporated by reference to Exhibit 2.1 to the Registrant’s Current Report on Form 8-K (File No. 814-00794), filed on November 28, 2018).
(4)(b)	Amendment No. 1 to Agreement and Plan of Merger by and among Golub Capital BDC, Inc., Golub Capital Investment Corporation, Fifth Ave Subsidiary Inc., GC Advisors, LLC, and solely for purposes of Section 1.9, Golub Capital LLC, dated as of December 21, 2018 (Incorporated by reference to Exhibit (4)(b) to the Registrant’s Registration Statement on Form N-14 (File No. 333-228998), filed on December 21, 2018).
(4)(c)	Amendment No. 2 to Agreement and Plan of Merger by and among Golub Capital BDC, Inc., Golub Capital Investment Corporation, Fifth Ave Subsidiary Inc., GC Advisors, LLC, and solely for purposes of Section 1.9, Golub Capital LLC, dated as of July 11, 2019 (Incorporated by reference to Exhibit (4)(c) to the Registrant’s Registration Statement on Form N-14 (File No. 333-228998), filed on July 11, 2019).
(5)(a)	Form of Stock Certificate (Incorporated by reference to Exhibit (d) to the Registrant’s Pre-effective Amendment No. 3 to the Registration Statement on Form N-2 (File No. 333-163279), filed on March 24, 2010).
(5)(b)	Form of Subscription Certificate (Incorporated by reference to Exhibit (d)(2) to the Registrant’s Registration Statement on Form N-2 (File No. 333-174756), filed on June 7, 2011).
(5)(c)	Form of Indenture (Incorporated by reference to Exhibit (d)(3) to the Registrant’s Registration Statement on Form N-2 (File No. 333-174756), filed on June 7, 2011).
(5)(d)	Form of Subscription Agent Agreement (Incorporated by reference to Exhibit (d)(4) to the Registrant’s Registration Statement on Form N-2 (File No. 333-174756), filed on June 7, 2011).
(5)(e)	Form of Warrant Agreement (Incorporated by reference to Exhibit (d)(5) to the Registrant’s Registration Statement on Form N-2 (File No. 333-174756), filed on June 7, 2011).
(5)(f)	Form of Certificate of Designation for Preferred Stock (Incorporated by reference to Exhibit (d)(6) to the Registrant’s Pre-effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-174756), filed on August 25, 2011).

(5)(g)	Form T-1 Statement of Eligibility of U.S. Bank National Association, as Trustee, with respect to the Form of Indenture (Incorporated by reference to Exhibit (d)(7) to the Registrant’s Pre-effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-174756), filed on August 25, 2011).
(6)(a)	Third Amended and Restated Investment Advisory Agreement, dated September 16, 2019, by and between the Registrant and GC Advisors LLC (Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 814-00794), filed on September 16, 2019).
(7)(a)	Form of Underwriting Agreement for equity securities (Incorporated by reference to Exhibit (h)(1) to the Registrant’s Registration Statement on Form N-2 (File No. 333-174756), filed on June 7, 2011).
(7)(b)	Form of Underwriting Agreement for debt securities (Incorporated by reference to Exhibit (h)(2) to the Registrant’s Registration Statement on Form N-2 (File No. 333-174756), filed on June 7, 2011).
(8)	Not applicable.
(9)	Form of Custody Agreement (Incorporated by reference to Exhibit (j) to the Registrant’s Pre-effective Amendment No. 5 to the Registration Statement on Form N-2 (File No. 333-163279), filed on April 12, 2010).
(10)	Not applicable.
(12)	Opinion and Consent of Dechert LLP.*
(13)(a)	Certificate of Appointment of Transfer Agent (Incorporated by reference to Exhibit (k)(1) to the Registrant’s Pre-effective Amendment No. 3 to the Registration Statement on Form N-2 (File No. 333-163279), filed on March 24, 2010).
(13)(b)	Form of Administration Agreement between the Registrant and GC Service Company LLC (Incorporated by reference to Exhibit (k)(2) to the Registrant’s Pre-effective Amendment No. 3 to the Registration Statement on Form N-2 (File No. 333-163279), filed on March 24, 2010).
(13)(c)	Form of Trademark License Agreement between the Registrant and Golub Capital Management LLC (Incorporated by reference to Exhibit (k)(3) to the Registrant’s Pre-effective Amendment No. 3 to the Registration Statement on Form N-2 (File No. 333-163279), filed on March 24, 2010).
(13)(d)	Senior Loan Fund LLC Limited Liability Company Agreement dated May 31, 2013, by and between the Registrant and United Insurance Company of America (Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 814-00794), filed on June 7, 2013).
(13)(e)	Purchase Agreement, dated June 5, 2014, by and among the Registrant, Golub Capital BDC CLO 2014 LLC and Wells Fargo Securities, LLC (Incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K (File No. 814-00794), filed on June 6, 2014).
(13)(f)	Loan Sale Agreement, dated June 5, 2014, by and between the Registrant and Golub Capital BDC CLO 2014 LLC (Incorporated by reference to Exhibit 10.3 to the Registrant’s Current Report on Form 8-K (File No. 814-00794), filed on June 6, 2014).
(13)(g)	Indenture, dated June 5, 2014, by and between Golub Capital BDC CLO 2014 LLC and Wells Fargo Bank, National Association (Incorporated by reference to Exhibit 10.4 to the Registrant’s Current Report on Form 8-K (File No. 814-00794), filed on June 6, 2014).
(13)(h)	Collateral Management Agreement, dated June 5, 2014, by and between Golub Capital BDC CLO 2014 LLC and GC Advisors LLC (Incorporated by reference to Exhibit 10.5 to the Registrant’s Current Report on Form 8-K (File No. 814-00794), filed on June 6, 2014).
(13)(i)	First Amendment to Senior Loan Fund LLC Limited Liability Company Agreement, dated July 31, 2014, by and between the Registrant and RGA Insurance Company (Incorporated by reference to Exhibit 10.25 to the Registrant’s Annual Report on Form 10-K (File No. 814-00794), filed on November 18, 2014).

(13)(j)	Amended and Restated Revolving Loan Agreement, dated as of June 21, 2019, by and among the Registrant, as the borrower, and GC Advisors LLC, as the lender (Incorporated by reference to Exhibit 10.1 to Registrant’s Current Report on Form 8-K (File No. 814-00794), filed on June 25, 2019).
(13)(k)	Supplemental Indenture No. 1, dated as of March 23, 2018, to the Indenture dated as of June 5, 2014 by and between Golub Capital BDC CLO 2014 LLC, as Issuer, and Wells Fargo Bank, National Association, as Trustee (Incorporated by reference to Exhibit (k)(28) to the Registrant’s Post-effective Amendment No. 4 to the Registration Statement on Form N-2 (File No. 333-163279), filed on April 27, 2018).
(13)(l)	Purchase Agreement by and among Golub Capital BDC CLO III LLC, Golub Capital BDC CLO III Depositor LLC and Morgan Stanley & Co. LLC, dated as of November 1, 2018 (Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 814-00794), filed on November 2, 2018).
(13)(m)	Amended and Restated Dividend Reinvestment Plan (Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 814-00794), filed on May 5, 2011).
13(n)	Indenture, dated as of November 16, 2018, by and between Golub Capital BDC CLO III LLC and US Bank National Association (Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 814-00794), filed on November 21, 2018).
13(o)	Collateral Management Agreement, dated as of November 16, 2018, by and between Golub Capital BDC CLO III LLC and GC Advisors LLC (Incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K (File No. 814-00794), filed on November 21, 2018).
13(p)	Master Loan Sale Agreement, dated as of November 16, 2018, by and among Golub Capital BDC, Inc., as the seller, GC Advisors LLC, as the closing date seller, Golub Capital BDC CLO III LLC, as the buyer, and Golub Capital BDC 2010-1 LLC, as the warehouse borrower (Incorporated by reference to Exhibit 10.3 to the Registrant’s Current Report on Form 8-K (File No. 814-00794), filed on November 21, 2018).
13(q)	Master Loan Sale Agreement, dated as of November 16, 2018, by and among Golub Capital BDC, Inc., as the seller, Golub Capital BDC CLO III Depositor LLC, as the intermediate seller, and Golub Capital BDC CLO III LLC, as the buyer (Incorporated by reference to Exhibit 10.4 to the Registrant’s Current Report on Form 8-K (File No. 814-00794), filed on November 21, 2018).
13(r)	Loan and Servicing Agreement, dated as of February 1, 2019, among Golub Capital BDC Funding II LLC, as the borrower; Golub Capital BDC, Inc., as the originator and as the servicer; Morgan Stanley Senior Funding, Inc., as the administrative agent; each of the lenders from time to time party thereto; each of the securitization subsidiaries from time to time party thereto; and Wells Fargo Bank, N.A., as the collateral agent, account bank and collateral custodian (Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 814-00794), filed on February 7, 2019).
13(s)	Purchase and Sale Agreement, dated as of February 1, 2019, by and between Golub Capital BDC Funding II LLC, as the purchaser, and Golub Capital BDC, Inc., as the transferor (Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 814-00794), filed on February 7, 2019).
(13)(t)	Second Amendment to Loan and Servicing Agreement, dated as of September 6, 2019, by and among Golub Capital BDC Funding II LLC, as the borrower; Golub Capital BDC, Inc., as the originator and as the servicer; Morgan Stanley Senior Funding, Inc., as the administrative agent; and Morgan Stanley Bank, N.A., as the lender (Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 814-00794), filed on September 11, 2019).
(14)(a)	Consent of Ernst & Young LLP (Incorporated by reference to Exhibit 14(a) to the Registrant’s Registration Statement on Form N-14 (File No. 333-228998), filed on July 11, 2019).

(14)(b)	Consent of Keefe, Bruyette & Woods, Inc. (Incorporated by reference to Exhibit 14(b) to the Registrant's registration statement on Form N-14 (File No. 333-228998), filed on December 21, 2018).
(14)(c)	Consent of UBS Securities LLC (Incorporated by reference to Exhibit 14(c) to the Registrant's registration statement on Form N-14 (File No. 333-228998), filed on December 21, 2018).
(15)	Not applicable.
(16)	Power of Attorney (Incorporated by reference to the signature page to the Registrant’s Registration Statement on Form N-14 (File No. 333-228998) filed on December 21, 2018).
(17)(a)	Form of Proxy Card of Golub Capital BDC, Inc. (Incorporated by reference to Exhibit 17(a) to the Registrant’s Registration Statement on Form N-14 (File No. 333-228998), filed on July 11, 2019).
(17)(b)	Form of Proxy Card of Golub Capital Investment Corporation (Incorporated by reference to Exhibit 17(b) to the Registrant’s Registration Statement on Form N-14 (File No. 333-228998), filed on July 11, 2019).

*	Filed herewith.

Item 17. Undertakings.

(1) The undersigned registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act, the reoffering prospectus will contain the information called for by the applicable registration form for the reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The undersigned registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed on behalf of the registrant, in New York, New York on the 16th day of September, 2019.

GOLUB CAPITAL BDC, INC.

By:	/s/ David B. Golub
David B. Golub
Chief Executive Officer

As required by the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated:

	SIGNATURE	TITLE	DATE

	/s/ David B. Golub David B. Golub	Chief Executive Officer and Director (Principal Executive Officer)	September 16, 2019

	/s/ Ross A. Teune Ross A. Teune	Chief Financial Officer (Principal Financial and Accounting Officer)	September 16, 2019

	* Lawrence E. Golub	Chairman of the Board of Directors	September 16, 2019

	* John T. Baily	Director	September 16, 2019

	* Kenneth F. Bernstein	Director	September 16, 2019

	* Anita R. Rosenberg	Director	September 16, 2019

	* William M. Webster IV	Director	September 16, 2019

*By:	/s/ David B. Golub
Attorney-in-Fact